SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

Form 8-K for May 29, 2002
(Electronic Report, Schedule or Registration Statement
of Which the Documents Are a Part
(Give Period of Report))

1-16844
~~333-82904~~
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

43591 ARC 2002-BC3 [10169.058]
Form SE (Computational Materials)

Exhibit Index on pg. 3

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 29, 2002.

STRUCTURED ASSET SECURITIES CORPORATION

By: ______________________
Name: Stanley Labanowski
Title: Vice President

Exhibit Index

Exhibit | Page

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

AMORTIZING RESIDENTIAL COLLATERAL TRUST

Mortgage Pass-Through Certificates, Series 2002-BC3

$790,650,000 (Approximate)
AMORTIZING RESIDENTIAL COLLATERAL TRUST, SERIES 2002-BC3
SENIOR/SUBORDINATE CERTIFICATES
1M Libor Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 5% Call

Class	Approx. Size ($) [1]	Benchmark	Est. WAL[2] (yrs.)	Payment Window (mos.)	Initial C/E [3] (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/S&P) [4]
A [5]	$723,277,000	1M Libor	3.23	1-115	8.75%	TBD	6/25/2032	Aaa/AAA
A-IO [6]	Notional	N/A	N/A	N/A	N/A	N/A	5/25/05	Aaa/AAA
M1	$23,779,000	1M Libor	5.39	37-115	5.75%	TBD	6/25/2032	Aa2/AA
M2	$23,779,000	1M Libor	5.39	37-115	2.75%	TBD	6/25/2032	A2/A
B1	$19,815,000	1M Libor	4.97	37-115	0.25%	TBD	6/25/2032	Baa2/BBB-

To Maturity

Class	Approx. Size ($) [1]	Benchmark	Est. WAL[2] (yrs.)	Payment Window (mos.)	Initial C/E [3] (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/S&P) [4]
A [5]	$723,277,000	1M Libor	3.35	1-214	8.75%	TBD	6/25/2032	Aaa/AAA
A-IO [6]	Notional	N/A	N/A	N/A	N/A	N/A	5/25/05	Aaa/AAA
M1	$23,779,000	1M Libor	5.57	37-158	5.75%	TBD	6/25/2032	Aa2/AA
M2	$23,779,000	1M Libor	5.49	37-144	2.75%	TBD	6/25/2032	A2/A
B1	$19,815,000	1M Libor	4.97	37-118	0.25%	TBD	6/25/2032	Baa2/BBB-

(1) Subject to a permitted variance of ± 5% in aggregate.

(2) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 100% of the Adjustable Rate Prepayment Assumption and 115% of the Fixed Rate Prepayment Assumption. 100% of the Adjustable Rate Prepayment Assumption assumes that, based on the life of the loan, prepayments start at 4% CPR in month one, increase by approximately 1.13% each month to 30% CPR in month 24 and remain at 30% CPR thereafter. 100% of the Fixed Rate Prepayment Assumption assumes that, based on the life of the loan, prepayments start at 4% CPR in month one, increase by approximately 1.45% each month to 20% CPR in month 12 and remain at 20% CPR thereafter.

(3) Initial Credit Enhancement includes initial overcollateralization of approximately 0.25%.

(4) All Classes of Certificates will be rated by Moody's & S&P.

(5) Class A is the Senior Certificate of the collateral pool.

(6) Class A-IO will be a Senior Interest-Only Certificate, and will receive interest payments for the first 36 distribution dates.

Mortgage Insurance

Approximately 86.80% of the mortgage loans with over 60% Loan-to-Value ("LTV") will be covered by a loan level primary mortgage insurance policy provided by Mortgage Guarantee Insurance Corporation ("MGIC"), Primary Mortgage Insurance ("PMI"), Radian, or Amerin Guaranty Corp. Approximately 91.40% of the insured mortgage loans are covered by the MGIC policy.

Approximately 80.06% of the loans over 60% LTV are covered down to 60% LTV.

Approximately 33.78% of the remaining 19.94% of loans over 60% LTV are covered down to 80% LTV.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

Principal Payment Priority

Prior to the Stepdown Date, and whenever a Trigger Event is in effect, all principal will be paid to the Class A certificate, until it has been retired. Principal will then be allocated sequentially to the M1, M2 and B1 certificates.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, principal will be first allocated to the Class A certificate to the Target Senior Enhancement Percentage. Principal will then be allocated sequentially to the M1, M2 and B1 certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for each class, as a product of the current loan balance, subject to a floor equal to the initial Overcollateralization.

Interest Payment Priority

The Interest Rates for Classes A, M1, M2 and B1 (the "Libor Certificates") will be equal to the lesser of (i) one-month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for any Class of LIBOR Certificates will be calculated on an actual/360 basis. The Interest Rate for Class A-IO will, for each Accrual Period through the Accrual Period pertaining to the 36th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO Certificate based upon its Class Notional Amount, as defined herein. Following the Accrual Period pertaining to the 36th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The "Accrual Period" for any Class of LIBOR Certificates and the Class A-IO Certificate, for each Distribution Date, will be the one-month period beginning on the immediately preceding Distribution Date (or on May 25, 2002, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees: Servicing Fee, Securities Administration Fee and Mortgage Insurance Fee;

(2) To pay Current Interest and Carryforward Interest to the Class A and Current and Carryforward Interest to the Class A-IO;

(3) To pay Current Interest and Carryforward Interest to Classes M1, M2, and B1 (the "Subordinate Classes"), sequentially;

(4) To pay the Credit Risk Manager Fee;

(5) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(6) Any interest remaining after the application of (1) through (5) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, to the Class A and then sequentially to Classes M1, M2 and B1 to maintain the Overcollateralization Target;

(7) To pay to the Class A any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap(1);

(8) To pay sequentially to Classes M1, M2, and B1 any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap(1);

(9) To pay sequentially to Classes M1, M2, and B1 any Deferred Amounts;

(10) To pay remaining amounts to the holder of the Class B2 Certificate.(1)

(11) To pay remaining amounts to the holder of the Class X Certificate. (1)

(1) Any amounts received off the Interest Rate Cap will be allocated in steps (7), (8), (10) and (11), in that order of priority.

Class A-IO Notional Amount

The Class A-IO Notional Balance will be the lesser of the beginning period collateral balance and the following schedule:

Distribution Dates	A-IO Notional Amount
1-6	$261,568,735.83
7-12	214,010,783.86
13-18	166,452,831.89
19-24	142,673,855.91
25-30	47,557,951.97
31-36	23,778,975.98

On and after the 37th distribution date, the Class Notional Amount for the Class A-IO Certificate will be zero. The Class A-IO will accrue interest at a rate of 6.00% on a 30/360 basis.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Two-Year Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in one month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The cap is not subordinated to losses. The two-year Interest Rate Cap Agreement will have an at the money strike rate. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the cap will amortize according to its schedule below.

Month	Notional Balance
1	N/A
2	785,112,139.33
3	778,486,509.76
4	770,782,431.42
5	762,037,949.32
6	752,270,044.01
7	741,499,098.55
8	729,756,513.30
9	717,074,575.85
10	703,494,749.80
11	689,135,481.68
12	675,043,066.04
13	661,138,605.95

Month	Notional Balance
14	647,526,279.80
15	634,198,551.84
16	621,149,286.07
17	608,372,484.17
18	595,862,345.28
19	583,610,191.31
20	571,606,855.40
21	559,854,377.98
22	548,248,255.99
23	536,523,666.73
24	506,239,583.08
25	0

On each Payment Date, the cap provider will make payments equal to the product of (a) the cap Notional Balance for that month, (b) the excess, if any, of one month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding accrual period for the transaction divided by 360.

Net Funds Cap

The "Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate collateral balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate collateral balance for the immediately preceding Distribution Date exceeds, (2) (I) in the case of the first 36 Distribution Dates only, an amount equal to the product of (A) 6.00% divided by 12 and (B) the Class A-IO Notional Balance and (II) thereafter, zero.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Securities Administration Fee Rate and the Insurance Fee Rate, in the case of a MGIC Insured Mortgage Loan.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class exceeds (b) its Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class B2, Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, Class B1, then Class M2, and then Class M1. The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class A Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

5% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance of the loans is reduced to less than 5% of the Cut-off Date loan principal balance. If the optional redemption is not exercised, beginning with the following Distribution Date, the margin on Class A will double, and the margins on the Subordinate Classes will increase to 1.5 times their initial margin.

Origination and Servicing

The majority of the mortgage loans were originated by Wells Fargo (43.7%), WMC (23.0%), Finance America (13.9%), BNC (8.9%) and Provident (7.5%), and as of the closing date will be serviced by Wells Fargo (43.8%), WMC (23.0 %), Ocwen (15.7 %) and Option One (8.7%). As of July 1st, 54.7% of the loans will be serviced by Ocwen. Any servicing transfer will be subject to rating agency approval.

Credit Enhancement

Subordination

Classes A and A-IO will have limited protection by means of the subordination of the Subordinate Classes. Classes A and A-IO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Class A) over Classes having a lower priority of distribution. Similarly, Class M1 will be senior in right of priority to Classes M2 and B1, and Class M2 will be senior to Class B1. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until Classes B1, M2, and M1 have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The "OC Target" with respect to any Distribution Date is equal to the initial OC, or approximately 0.25% of the cutoff date collateral balance.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds a certain percentage of the Senior Enhancement Percentage for that Distribution Date.

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of Classes M1, M2 and B1 and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

A	A-IO	
Aaa/AAA Libor Floater	Aaa/AAA 6.00% Interest Rate	Class A-IO is a senior interest only class and has the preferential right to receive Interest over the Subordinate Classes.
M1 Aa2/AA Libor Floater		
M2 A2/A Libor Floater		Classes M1, M2, and B1 are subordinate Classes subject to a lock-out period of 36 months with respect to principal payments.
B1 Baa2/BBB- Libor Floater		

Contacts

MBS Trading	Dan Wallace	(212) 526-8315
	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
Product Management	Arthur Chu	(201) 526-8311
MBS Banking	Stan Labanowski	(212) 526-6211
	Mary Stone	(212) 526-9606
	Jenna Levine	(212) 526-1453
Structuring	Vanessa Vanacker	(212) 526-8315

Summary of Terms	
Issuer:	Amortizing Residential Collateral Trust, Series 2002-BC3
Depositor:	Structured Asset Securities Corporation
Trustee:	Bank One
Securities Administrator:	Wells Fargo Bank Minnesota, N.A.
Master Servicer:	Aurora Loan Services
Mortgage Insurance Providers:	Mortgage Guaranty Insurance Corporation ("MGIC"), Primary Mortgage Insurance ("PMI"), Radian, and Amerin Guaranty Corp.
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day Actual First Payment Date: June 25, 2002
Cut-Off Date:	May 1, 2002
Expected Pricing Date:	May [ ], 2002
Expected Closing Date:	[May 30, 2002]
Expected Settlement Date:	[May 30, 2002] through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – All Classes
Dated Date:	May 25, 2002
Day Count:	Actual/360 on Classes A, M1, M2, and B1 30/360 on Class A-IO
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Servicing Fee:	0.50% of the Group principal balance annually
Securities Administration Fee:	0.0050% of the Group principal balance annually (includes Trustee Fee)

Summary of Terms (continued)	
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for Classes A, M1, M2, and B1. Minimum[$500,000]; increments $1 in excess thereof for Class A-IO
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A, A-IO, M1, M2 and B1 Certificates are expected to be ERISA eligible
Tax Status:	REMIC for Federal income tax purposes

The Trust will issue Certificates including the 5 Classes of Certificates described in this memo. The Class A and Class A-IO will be issued as Senior Certificates. The Classes M1, M2 and B1 will be issued as Subordinate Certificates. All of the Senior and Subordinate Certificates will be publicly offered.

The Trust will also issue a Class B2 Net Interest Margin Certificate, which is not being marketed via this memo. The Class B2 will be privately offered.

Sensitivity Analysis – To 5% Call

Prepayment Assumption [1]	50%	75%	100%	125%	150%
Class A					
Avg. Life (yrs)	5.93	4.20	3.23	2.62	2.19
Window (mos)	1-212	1-153	1-115	1-91	1-75
Expected Final Mat.	1/25/20	2/25/15	12/25/11	12/25/09	8/25/08
Class M1					
Avg. Life (yrs)	10.11	7.08	5.39	4.47	3.98
Window (mos)	59-212	42-153	37-115	38-91	39-75
Expected Final Mat.	1/25/20	2/25/15	12/25/11	12/25/09	8/25/08
Class M2					
Avg. Life (yrs)	10.11	7.08	5.39	4.45	3.92
Window (mos)	59-212	42-153	37-115	37-91	38-75
Expected Final Mat.	1/25/20	2/25/15	12/25/11	12/25/09	8/25/08
Class B1					
Avg. Life (yrs)	9.35	6.51	4.97	4.12	3.64
Window (mos)	59-212	42-153	37-115	37-91	37-75
Expected Final Mat.	1/25/20	2/25/15	12/25/11	12/25/09	8/25/08

[1] 100% of the Prepayment Assumption is equal to the Certificate pricing assumption as defined on page one.

Sensitivity Analysis – To Maturity

Prepayment Assumption [1]	50%	75%	100%	125%	150%
Class A					
Avg. Life (yrs)	6.09	4.34	3.35	2.71	2.26
Window (mos)	1-324	1-272	1-214	1-174	1-142
Expected Final Mat.	5/25/29	1/25/25	3/25/20	11/25/16	3/25/14
Class M1					
Avg. Life (yrs)	10.39	7.30	5.57	4.62	4.09
Window (mos)	59-275	42-204	37-158	38-125	39-102
Expected Final Mat.	4/25/25	5/25/19	7/25/15	10/25/12	11/25/10
Class M2					
Avg. Life (yrs)	10.28	7.21	5.49	4.53	3.98
Window (mos)	59-256	42-186	37-144	37-113	38-92
Expected Final Mat.	9/25/23	11/25/17	5/25/14	10/25/11	1/25/10
Class B1					
Avg. Life (yrs)	9.36	6.51	4.97	4.12	3.64
Window (mos)	59-216	42-156	37-118	37-93	37-76
Expected Final Mat.	5/25/20	5/25/15	3/25/12	2/25/10	9/25/08

[1] 100% of the Prepayment Assumption is equal to the Certificate pricing assumption as defined on page one.

A-IO Sensitivity Analysis [1]

Price [2]	Yield (%)
9-06	5.7370
9-06+	5.5640
9-07	5.3916
9-07+	5.2197
9-08	5.0485
9-08+	4.8778
9-09	4.7076
9-09+	4.5381
9-10	4.3690
9-10+	4.2005
9-11	4.0326
Mod. Dur.	0.98 [3]

(1) Shown at the Certificate pricing assumption as defined on page one.
(2) These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.
(3) Assumes a price of 9-08+ plus accrued interest.

Available Funds Cap Schedule* [(1) (2)]

**It is expected that any basis risk shortfalls occurring in the first 24 months will be covered by the Interest Rate Cap; therefore, the Available Funds Cap is not shown.*

Period	A Funds Cap (%)
1	N/A
2	N/A
3	N/A
4	N/A
5	N/A
6	N/A
7	N/A
8	N/A
9	N/A
10	N/A
11	N/A
12	N/A
13	N/A
14	N/A
15	N/A
16	N/A
17	N/A
18	N/A
19	N/A
20	N/A
21	N/A
22	N/A
23	N/A
24	N/A
25	8.2674
26	8.5228
27	8.2278
28	8.8214
29	9.0939
30	8.7780

Period	A Funds Cap (%)
31	9.3842
32	9.0672
33	9.0532
34	11.0223
35	9.9398
36	10.2533
37	10.2916
38	10.6275
39	10.2778
40	10.9862
41	11.3442
42	10.9699
43	11.3269
44	10.9531
45	10.9447
46	12.6662
47	11.4310
48	11.8022
49	11.4120
50	11.7826
51	11.3930
52	11.4960
53	11.8691
54	11.4764
55	11.8488
56	11.4567
57	11.4483
58	12.7154
59	11.4749
60	11.8470

(1) Based on 6 month LIBOR and 1 Year CMT of 20% for each period.

(2) Assumes 100% of the Prepayment Assumption as defined on Page 1.

ARC 2002-BC3 Collateral Summary

Total Number of Loans	5,660	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$792,632,533	Yes	80.2%
Average Loan Principal Balance	$140,041	No	19.8%
Fixed Rate	26.5%		
Adjustable Rate	73.5%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	85.9%	**(Original LTV > 60%)**	
Weighted Average Coupon	8.9%	Yes	86.8%
Weighted Average Margin	6.1%	No	13.2%
Weighted Average Initial Periodic Cap	2.6%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	15.3%	None	14.1%
Weighted Average Floor	7.7%	0.001-1.000	1.8%
Weighted Average Original Term (mo.)	344.7	1.001-2.000	48.3%
Weighted Average Remaining Term (mo.)	342.4	2.001-3.000	21.7%
Weighted Average Loan Age (mo.)	2.3	3.001-4.000	0.0%
Weighted Average Original LTV	78.4%	4.001-5.000	14.1%
Non-Zero Weighted Average FICO	619		
Non-Zero Weighted Average DTI	40.6%	**Geographic Distribution**	
		(Other states account individually for less than	
Lien Position		4% of the Cut-off Date principal balance)	
First	98.7%	CA	34.3%
Second	1.3%	CO	4.5%
		FL	4.2%
Product Type		TX	4.0%
2/28 ARM (LIBOR)	61.4%	IL	4.0%
Fixed Rate	21.8%		
3/27 ARM (LIBOR)	11.9%	**Occupancy Status**	
Balloon	4.7%	Primary Home	95.6%
Other	0.2%	Investment	3.6%
		Second Home	0.8%

Collateral Characteristics

Collateral characteristics are listed below as of the Cut-off Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10,000.01 - 50,000.00	690	$26,017,916.60	3.28%
50,000.01 - 100,000.00	1,717	127,973,751.54	16.15
100,000.01 - 150,000.00	1,266	157,043,152.94	19.81
150,000.01 - 200,000.00	866	150,856,176.00	19.03
200,000.01 - 250,000.00	477	106,915,420.44	13.49
250,000.01 - 300,000.00	241	66,306,631.43	8.37
300,000.01 - 350,000.00	151	48,903,367.29	6.17
350,000.01 - 400,000.00	122	46,100,437.94	5.82
400,000.01 - 450,000.00	49	20,871,866.46	2.63
450,000.01 - 500,000.00	51	24,484,327.78	3.09
500,000.01 - 550,000.00	16	8,482,464.81	1.07
550,000.01 - 600,000.00	10	5,726,060.28	0.72
600,000.01 - 650,000.00	2	1,274,333.20	0.16
650,000.01 - 700,000.00	1	677,507.69	0.09
950,000.01 - 1,000,000.00	1	999,118.43	0.13
Total:	**5,660**	**$792,632,532.83**	**100.00%**

Minimum: $10,135.58
Maximum: $999,118.43
Average: $140,041.08

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
5.501 - 6.000	12	$2,943,475.96	0.37%
6.001 - 6.500	60	12,936,049.71	1.63
6.501 - 7.000	205	43,672,270.37	5.51
7.001 - 7.500	351	68,519,028.70	8.64
7.501 - 8.000	697	123,262,183.63	15.55
8.001 - 8.500	683	107,410,492.15	13.55
8.501 - 9.000	802	115,622,303.46	14.59
9.001 - 9.500	584	81,155,114.58	10.24
9.501 - 10.000	700	85,693,878.28	10.81
10.001 - 10.500	465	50,491,344.23	6.37
10.501 - 11.000	420	42,662,041.22	5.38
11.001 - 11.500	249	22,369,130.00	2.82
11.501 - 12.000	212	18,753,872.43	2.37
12.001 - 12.500	107	8,554,819.88	1.08
12.501 - 13.000	69	5,392,151.56	0.68
13.001 - 13.500	32	2,574,385.60	0.32
13.501 - 14.000	7	360,460.26	0.05
14.001 - 14.500	3	136,873.31	0.02
14.501 - 15.000	1	95,208.27	0.01
15.501 - 16.000	1	27,449.23	0.00
Total:	**5,660**	**$792,632,532.83**	**100.00%**

Minimum:	5.750%
Maximum:	15.990%
Weighted Average:	8.894%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
120 - 180	616	$63,986,986.52	8.07%
181 - 240	51	4,452,052.85	0.56
301 - 360	4,993	724,193,493.46	91.37
Total:	**5,660**	**$792,632,532.83**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 344.7

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
108 - 180	616	$63,986,986.52	8.07%
181 - 240	51	4,452,052.85	0.56
301 - 360	4,993	724,193,493.46	91.37
Total:	**5,660**	**$792,632,532.83**	**100.00%**

Minimum: 108.0
Maximum: 360.0
Weighted Average: 342.4

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 10.00	35	$1,704,014.55	0.21%
10.01 - 20.00	89	5,388,094.44	0.68
20.01 - 30.00	68	4,704,522.74	0.59
30.01 - 40.00	93	6,715,771.64	0.85
40.01 - 50.00	135	14,579,764.06	1.84
50.01 - 60.00	216	27,357,975.84	3.45
60.01 - 70.00	615	83,350,976.45	10.52
70.01 - 80.00	2,262	346,831,760.06	43.76
80.01 - 90.00	1,765	243,976,363.74	30.78
90.01 - 100.00	382	58,023,289.31	7.32
Total:	**5,660**	**$792,632,532.83**	**100.00%**

Minimum: 3.15%
Maximum: 100.00%
Weighted Average: 78.41%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	25	$1,491,532.49	0.19%
425 – 450	3	334,207.81	0.04
451 – 500	36	3,455,096.97	0.44
501 – 550	844	101,519,079.96	12.81
551 – 600	1,700	209,869,697.91	26.48
601 – 650	1,680	245,930,885.78	31.03
651 – 700	959	159,395,204.67	20.11
701 – 750	287	48,064,049.54	6.06
751 – 800	119	20,905,053.24	2.64
801 – 825	7	1,667,724.46	0.21
Total:	**5,660**	**$792,632,532.83**	**100.00%**

Non-Zero Minimum: 439
Maximum: 819
NZWA: 619

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan Purpose			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Cash Out Refinance	2,751	$379,343,669.33	47.86%
Purchase	1,904	276,274,987.01	34.86
Rate/Term Refinance	754	101,938,627.28	12.86
Debt Consolidation	194	31,655,001.48	3.99
Home Improvement	57	3,420,247.73	0.43
Total:	**5,660**	**$792,632,532.83**	**100.00%**

Property Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	4,754	$647,585,402.77	81.70%
PUD	312	62,719,053.23	7.91
Condo	327	45,703,653.56	5.77
2-4 Family	223	32,994,829.02	4.16
Manufactured Housing	43	3,273,754.35	0.41
Row House	1	355,839.90	0.04
Total:	**5,660**	**$792,632,532.83**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	865	$175,062,911.09	22.09%
CA-N	449	96,560,159.34	12.18
CO	210	35,382,788.56	4.46
FL	288	32,946,638.80	4.16
TX	289	31,725,574.67	4.00
IL	246	31,572,586.42	3.98
AZ	231	29,361,669.56	3.70
MI	243	25,791,491.22	3.25
MN	173	22,953,374.59	2.90
NY	158	22,576,900.74	2.85
GA	157	21,982,020.88	2.77
NJ	123	20,707,921.12	2.61
PA	204	18,972,595.81	2.39
OH	190	18,534,071.30	2.34
WA	108	17,359,442.10	2.19
VA	106	14,703,960.94	1.86
MD	88	14,379,320.50	1.81
MA	80	13,773,157.77	1.74
TN	121	11,537,739.23	1.46
OR	84	11,497,725.66	1.45
IN	133	10,575,163.96	1.33
MO	102	9,517,425.34	1.20
NV	61	9,275,254.06	1.17
WI	95	8,965,868.25	1.13
NC	75	7,673,640.74	0.97
UT	45	7,112,460.00	0.90
IA	76	6,861,799.64	0.87
CT	45	6,657,454.08	0.84
SC	64	5,795,658.41	0.73
NE	51	4,518,191.75	0.57
Other	500	48,297,566.30	6.09
Total:	**5,660**	**$792,632,532.83**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Prepayment Penalty Description			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	938	$111,617,034.15	14.08%
1% of Unpaid Balance	299	30,896,644.55	3.90
2 mos. Int. on Prepaid Amt. >20% Orig. Bal.	298	34,485,543.89	4.35
2 mos Interest on 80% of Unpaid Balance	33	5,067,788.76	0.64
2% of Unpaid Balance	322	43,125,730.33	5.44
3 mos. Interest on Unpaid Balance	14	2,388,657.06	0.30
3%, 2%, 1% of Unpaid Balance	24	3,892,180.30	0.49
3% of Unpaid Balance	15	1,771,578.76	0.22
5%, 4%, 3%, 2%, 1% of Unpaid Balance	27	1,518,710.97	0.19
5% of Unpaid Balance	34	4,407,976.03	0.56
6 mos Int. on Prepaid Amt >20% Orig. Bal.	2,627	381,122,040.87	48.08
6 mos. Interest on 80% of Unpaid Balance	1,029	172,338,647.16	21.74
Total:	**5,660**	**$792,632,532.83**	**100.00%**

Documentation Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	4,059	$526,067,192.19	66.37%
Stated	671	122,754,215.31	15.49
No Income Verification	400	58,795,234.95	7.42
No Asset Verification	114	18,039,104.71	2.28
EZ-Q	98	13,970,749.10	1.76
24 Month Bank Statement	51	12,623,731.01	1.59
Limited	63	10,345,127.41	1.31
Alternate	38	7,927,218.32	1.00
6 Month Bank Statement	42	7,546,805.36	0.95
No Documentation	48	6,963,868.93	0.88
No Income/No Asset	55	4,462,114.84	0.56
Reduced	21	3,137,170.70	0.40
Total:	**5,660**	**$792,632,532.83**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Gross Margins			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.901 - 2.000	1	$149,695.43	0.03%
2.001 - 2.500	1	128,030.22	0.02
2.501 - 3.000	2	619,593.15	0.11
3.001 - 3.500	8	1,984,048.84	0.34
3.501 - 4.000	14	2,268,552.28	0.39
4.001 - 4.500	159	26,164,909.41	4.49
4.501 - 5.000	408	74,265,872.97	12.75
5.001 - 5.500	475	75,141,076.94	12.90
5.501 - 6.000	699	108,530,986.53	18.63
6.001 - 6.500	783	113,373,605.17	19.47
6.501 - 7.000	537	76,891,030.17	13.20
7.001 - 7.500	353	43,810,087.85	7.52
7.501 - 8.000	289	33,271,950.62	5.71
8.001 - 8.500	89	8,435,854.08	1.45
8.501 - 9.000	79	8,050,642.24	1.38
9.001 - 9.500	79	8,227,043.93	1.41
9.501 - 10.000	8	969,947.79	0.17
10.001 - 10.250	1	126,989.57	0.02
Total:	**3,985**	**$582,409,917.19**	**100.00%**

Minimum: 1.980%
Maximum: 10.250%
Weighted Average: 6.129%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	3,888	$572,123,798.12	98.23%
1.001 - 1.500	4	590,634.44	0.10
1.501 - 2.000	10	1,231,073.75	0.21
2.501 - 3.000	83	8,464,410.88	1.45
Total:	**3,985**	**$582,409,917.19**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 1.032%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

First Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	25	$3,395,402.29	0.58%
1.001 - 1.500	717	127,828,340.81	21.95
1.501 - 2.000	387	61,237,015.41	10.51
2.501 - 3.000	2,854	389,798,996.46	66.93
3.001 - 5.000	2	150,162.22	0.03
Total:	**3,985**	**$582,409,917.19**	**100.00%**

Minimum: 1.000%
Maximum: 5.000%
Weighted Average: 2.554%

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
11.001 - 11.500	2	$109,900.31	0.02%
11.501 - 12.000	1	224,230.16	0.04
12.001 - 12.500	7	1,168,800.00	0.20
12.501 - 13.000	53	11,018,064.68	1.89
13.001 - 13.500	129	24,932,718.18	4.28
13.501 - 14.000	333	61,722,269.39	10.60
14.001 - 14.500	465	83,195,157.57	14.28
14.501 - 15.000	581	92,902,792.74	15.95
15.001 - 15.500	504	79,755,543.49	13.69
15.501 - 16.000	482	65,370,366.68	11.22
16.001 - 16.500	434	56,451,759.28	9.69
16.501 - 17.000	348	39,046,047.12	6.70
17.001 - 17.500	247	26,705,318.23	4.59
17.501 - 18.000	185	19,502,673.06	3.35
18.001 - 18.500	103	9,826,723.13	1.69
18.501 - 19.000	70	6,801,512.73	1.17
19.001 - 19.500	36	3,325,489.97	0.57
19.501 - 20.100	5	350,550.47	0.06
Total:	**3,985**	**$582,409,917.19**	**100.00%**

Minimum: 11.050%
Maximum: 20.090%
Weighted Average: 15.347%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.901 - 2.000	1	$149,695.43	0.03%
2.001 - 2.500	1	128,030.22	0.02
2.501 - 3.000	2	619,593.15	0.11
3.501 - 4.000	7	528,134.30	0.09
4.001 - 4.500	103	15,056,672.92	2.59
4.501 - 5.000	212	31,241,256.32	5.36
5.001 - 5.500	281	40,783,731.86	7.00
5.501 - 6.000	356	49,587,708.15	8.51
6.001 - 6.500	248	32,333,692.25	5.55
6.501 - 7.000	307	46,625,935.40	8.01
7.001 - 7.500	298	45,759,282.81	7.86
7.501 - 8.000	396	69,784,388.70	11.98
8.001 - 8.500	331	55,247,009.04	9.49
8.501 - 9.000	359	53,861,295.39	9.25
9.001 - 9.500	310	46,364,039.82	7.96
9.501 - 10.000	286	39,583,283.18	6.80
10.001 - 10.500	155	20,161,757.74	3.46
10.501 - 11.000	155	17,658,175.39	3.03
11.001 - 11.500	73	6,812,500.53	1.17
11.501 - 12.000	64	6,878,767.14	1.18
12.001 - 12.500	26	2,011,351.24	0.35
12.501 - 13.000	8	668,000.60	0.11
13.001 - 13.500	6	565,615.61	0.10
Total:	**3,985**	**$582,409,917.19**	**100.00%**

Minimum:	1.980%
Maximum:	13.375%
Weighted Average:	7.695%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2002-05	2	$89,409.64	0.02%
2002-06	1	36,432.54	0.01
2002-07	3	273,687.66	0.05
2002-09	5	808,264.53	0.14
2002-10	7	976,883.73	0.17
2002-11	3	227,944.83	0.04
2002-12	3	121,388.64	0.02
2003-01	4	274,896.20	0.05
2003-02	6	287,572.08	0.05
2003-03	2	116,435.61	0.02
2003-04	3	138,250.45	0.02
2003-05	1	114,070.87	0.02
2003-06	1	74,129.13	0.01
2003-07	2	225,883.26	0.04
2003-08	2	190,268.31	0.03
2003-09	4	609,360.38	0.10
2003-10	9	692,596.05	0.12
2003-11	10	1,206,321.03	0.21
2003-12	30	3,470,505.06	0.60
2004-01	397	53,873,481.18	9.25
2004-02	955	128,100,179.44	21.99
2004-03	413	57,474,140.28	9.87
2004-04	1,432	235,962,705.71	40.51
2004-05	27	3,739,000.00	0.64
2004-07	1	34,842.95	0.01
2004-08	1	149,200.17	0.03
2004-10	2	256,945.66	0.04
2004-11	5	730,223.15	0.13
2004-12	6	681,035.25	0.12
2005-01	65	8,343,190.23	1.43
2005-02	196	24,793,765.11	4.26
2005-03	99	11,492,952.09	1.97
2005-04	274	44,989,229.13	7.72
2005-05	11	1,461,450.00	0.25
2005-09	1	45,685.43	0.01
2007-02	1	103,814.44	0.02
2007-04	1	243,776.97	0.04
Total:	**3,985**	**$582,409,917.19**	**100.00%**